Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

     This filing relates to a proposed acquisition (the “Acquisition”) by Camden Property Trust (“Camden”) of Summit Properties, Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004 (the “Merger Agreement”), by and among Camden, Camden Summit, Inc. (formerly Camden Sparks, Inc.), a wholly owned subsidiary of Camden, and Summit, as amended pursuant to the terms of an Amendment No. 1 to such Merger Agreement dated as of October 6, 2004 (the “Amendment”). The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Camden on October 5, 2004, and the Amendment is on file with the Commission as an exhibit to the Current Report on Form 8-K filed by Camden on October 7, 2004. Both the Merger Agreement and the Amendment are incorporated by reference into this filing.

     The following is a script used on a conference call held on November 5, 2004 regarding Camden’s financial results for the quarter ended September 30, 2004:

Camden Property Trust
3Q04 Earnings Call Script

Kim Callahan

Good morning and thank you for joining Camden’s Third Quarter 2004 Earnings Conference Call. Before we begin, I’d like to advise everyone that we will be making forward-looking statements based on our current expectations and beliefs. These statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from expectations. Further information about these risks can be found in our filings with the SEC, and we encourage you to review them.

As a reminder, Camden’s complete Third Quarter 2004 Earnings Release package is available in the Investor Relations section of our website at www.camdenliving.com, and includes reconciliations to non-GAAP financial measures which may be discussed on this call.

On the call today are Ric Campo, Camden’s Chairman and Chief Executive Officer, Keith Oden, President and Chief Operating Officer, and Dennis Steen, Chief Financial Officer. This morning we will cover the following topics: our quarterly results; our pending merger with Summit Properties; our development program; property operations; and information on our financial results and guidance for the remainder of 2004. At this time, I would like to turn the call over to Ric Campo.

Ric Campo

Thank you, Kim. Our third quarter operating performance came in consistent with our expectations. The third quarter FFO was $0.76 per share, which was in line with the range of $0.75 to $0.80 we provided last quarter. Same property revenue increased sequentially from last quarter and from 3rd quarter last year. Same property NOI results were down slightly for the quarter at (0.9%), and were 0.5% year-to-date. We expect 2004 full year FFO to be between $3.18 and $3.30 per share. The high end of the range is dependent on transaction income. We continue to see evidence of improving multifamily market fundamentals with 11 of our 16 markets experiencing revenue growth both sequentially and on a year over year basis. Las Vegas, Phoenix, Orlando and Charlotte have lead the recovery and Denver, Dallas, Austin and Louisville have been slower to recover. The multifamily market recovery will continue to be linked to job growth in the local and national economy. We feel good about what is going on in the economy but would like to see more job growth. Clearly the October and the revision to September and August job numbers is a move in the right direction.

As most of you already know, the highlight of Camden’s third quarter activity was the announcement of our merger with Summit Properties. We are excited about this transaction. It expands our footprint on the East Coast, enhances our portfolio with apartment homes that have an average age of six (6) years and positions us in 19 of the 26 highest job growth markets projected for the next five years. We believe that the merger will provide our shareholders with one of the best multifamily platforms in the industry.

We will be adding 14,000 high-quality apartment homes located in Washington DC, Southeast Florida, Atlanta, Raleigh and Charlotte. This merger, coupled with the planned sale and/or joint venture of approximately $500 million of existing Camden assets located primarily in our over weighted markets, accelerates our geographic diversification strategy, including our commitment to limit NOI contribution to single digits in every one of our markets. The merger provides us the opportunity to complete our portfolio balancing strategic plan in a matter of months compared to what would have normally taken five years to complete.

The work on the merger is progressing well and we are on schedule to close the transaction in the first quarter of next year. Our S-4 should be filed with the SEC before the end of the month.

As I mentioned earlier, Camden has started the process of marketing $500 million of existing assets for sale in our over weighted markets. We expect to sell approximately $100 million outright, and contribute the remaining properties to a joint venture in which we would retain a 20% ownership. We expect that these transactions will close early next year.

Moving to development, leasing at Camden Harbor View remains brisk and the project is on track to stabilize around year-end. In the last three months, the community has gone from 69% leased and 66% occupied to 84% leased and 82% occupied, with an average of 27 leases per month. Construction is still ongoing at three other communities (Camden Farmers Market II in Dallas, Camden Lago Vista in Orlando, and Camden Westwind in Northern Virginia) with initial occupancies scheduled for early to mid-2005.

Camden’s current and future development pipeline combined with Summit’s pipeline will result in a $1.1 billion development pipeline to be staged over the next several years. Nearly $800 million of those developments will be located in the key markets of Southern California, Southeast Florida and the Washington DC area. We are excited about the addition and combination of Summit’s development and construction teams to ours. We have met with everyone on the Summit team and we are very impressed with the development pipeline the team has assembled. Summit’s development, acquisitions and construction people are some of the best professionals in the industry. The value creation opportunity with the combined company’s larger operating platforms and financial strength will benefit all of our team members and shareholders. We plan to announce new development starts from this pipeline after the merger closes. We will also be evaluating potential development joint ventures for some of these projects.

I would like to thank all Camden and Summit teams for their hard work and dedication during this important transition period. At this point I would like to turn the call over to Keith Oden, our President and COO.

Keith Oden

Thanks Ric. In the course of reviewing transcripts of our last few quarterly conference calls as well as those of several of our competitors it is clear from the prepared remarks as well as the question and answers that we have collectively passed the point of diminishing returns analyzing such topics as home sales, job growth, cap rates, concessions and hurricane costs. And while these topics will continue to affect our performance, I’m hopeful that with our merger announcement we have accomplished an objective that is also the title to my favorite Bonnie Raitt song, “Let’s give ‘em something to talk about.”

This merger is of great strategic importance to Camden’s future as it brings us very close to the geographic distribution and market balance that we have been pursuing for our 11 years as a public company. This platform allows us to focus our financial and intellectual capital on doing what we do best, creating value in core markets by participating in each phase of the real estate cycle, in markets with positive long term investment attributes for multifamily housing.

Since our merger announcement with Summit, we have been focusing on defining activities that are essential to creating the foundation for a smooth transition when the merger closes. Specifically, we have assembled a transition team which consists of department heads including construction, development, accounting, human resources, IT, marketing and training. They have been tasked with formulating a detailed transition plan specific to their functions. Their plans address both pre-merger and post-merger activities. Most importantly, we are in the process of making final staffing decisions on regional and corporate personnel.

During the week following the merger announcement we visited each of Summit’s markets and met with all on-site, regional and corporate personnel to introduce them to Camden. In every case we were impressed with the talented real estate professionals that we had the pleasure of meeting, the warm reception we received and the quality of the communities we toured. With regard to our business integration, our two companies are a terrific fit not only geographically, but also in people, product and business practice. In merger lingo the term synergies has come to be a euphemism for cost cutting opportunities. It is clear to me that this merger will create synergies of the old fashioned kind, where the whole really is greater than the sum of the parts.

Now back to the business at hand, Camden’s 3rd quarter results. The net results of our operating metrics for the quarter were positive, although we continue to experience cross-currents in some areas. We were able to increase our occupancy rate over the 2nd quarter from 94.3% to 94.8%, although this was offset by an increase in concessions. Our traffic increased 3% over the year ago quarter, but the increase was less than the increase we saw over the first and second year ago quarters. Overall our traffic is up 8% on a year over year basis. Our net turnover ratio was up from the prior quarter at 65.4% vs. 63.8%, but was below the prior year quarter of 67%. Home purchases continued to be problematic as we experienced an all time high of 23.8% of move-outs due to home purchases. Overall we continue to believe that with regard to our portfolio performance we are past the inflection point and in hindsight, 2004 will have been the low point in this cycle for property performance.

Overall, same property expenses were up 2.5% for the quarter as compared to the third quarter 2003 and by 2.6% year over year. This is in line with our original expectations for 2004. Sequentially, normal seasonality issues, such as increased utility costs and higher repair and maintenance costs associated with increased turnover typical for the 3rd quarter, resulted in a 3.6% increase in expenses from the second quarter. Historical expense trends indicate that our fourth quarter run rate will be similar to second quarter results so we expect that expenses will drop in the fourth quarter of 2004.

A look at our best markets year-to-date shows Orlando leading the pack with the top revenue and NOI growth in the portfolio. Las Vegas is rebounding nicely and places second best in revenue growth and third best in NOI growth. Our on-site teams in Tampa have capitalized on more favorable market conditions to produce the third best revenue growth in our company. And, our Phoenix communities produced the second highest NOI growth.

We have had several inquiries regarding any financial impact due to hurricane damage on our Florida communities. While we did have some damage from the hurricanes, we did not incur any material uninsured damages. However, we did have significant disruptions at most of our communities including power outages, extensive tree damage and an enormous amount of debris removal. Despite all of these challenges our Florida teams responded in an incredible fashion. Their commitment to meeting our residents’ needs was truly remarkable which allowed us to actually increase our occupancy rates in Florida by almost 2% from the 2nd quarter.

In October, we began the rollout of OneSite, our property management system that we co-designed and developed with Real Page. The rollout is a milestone event of our organization. The implementation has already streamlined business processes, increased employee effectiveness, reduced customer wait time and increased customer response time on those communities that have the new system. Almost 30% of our portfolio will be on the new system by year end, and we expect to continue our rollout through the summer of 2005 to including all of Summit’s communities.

I’ll now turn the call over to our CFO, Dennis Steen

Dennis Steen

Thank you, Keith. My comments this morning will focus on financial highlights of the third quarter, balance sheet and capital structure, 2004 guidance and a reconciliation of third quarter results to fourth quarter guidance.

As Ric mentioned earlier, FFO for the third quarter was $0.76 per share including a $0.02 per share charge for our preferred unit redemption. Excluding the preferred charge, FFO was $0.78 per share for the quarter compared to $0.79 per share reported in the second quarter. The $0.01 decline in run rate compared to the previous quarter was due mostly to higher seasonal operating expenses and slightly lower income from fee and asset management, offset partially by a 1.2% sequential increase in total property revenues.

Rental revenue was up both sequentially and year over year due to a pickup in occupancy levels and additional revenue earned from development properties. Other property income also rose primarily due to additional utility billings and move-in fees. On fee income, management fees were unchanged compared to last quarter and the third quarter of 2003 — running at a rate of $400,000 to $450,000 per quarter. Development & Construction fees were flat compared to the third quarter of 2003, but down from the prior quarter by $500,000. Fee income for the fourth quarter should be in line with third quarter levels.

On the expense side, total property expenses were up $1.7 million from the prior quarter due to normal seasonality in utility and repair and maintenance expenses. General and Administrative and Property Supervision costs remained relatively stable quarter to quarter and are expected to be flat to slightly up in the fourth quarter.

Interest expense was relatively flat for the third quarter compared to the prior quarter, and is expected to increase slightly in the fourth quarter due to slightly higher rates on our floating rate debt. As we discussed on last quarter’s call, Camden issued $100 million of 5-year unsecured notes at 4.7% in July. In September, we took advantage of the opportunity to retire $58 million of 7.3% secured mortgage debt nearly 15 months early with no prepayment penalty. We also redeemed $35.5 million of 8.25% preferred units, incurring a $745,000 non-cash charge to expense original issuance costs. There are no debt maturities for the remainder of 2004 and all of 2005, however, in January 2005, we plan to redeem the remaining $17.5 million of Series C 8.25% preferred units and expense $360,000 relating to their original issuance costs. Our floating rate exposure ended the quarter at 25.6% of total debt as we used our line of credit to fund the pay-off of higher rate mortgages and to redeem preferred units in the last month of the quarter. We plan on reducing our floating rate exposure back down to the 20% level in the near term.

Our leverage and coverage ratios remain strong and well within the range of a BBB/Baa2 Investment Grade company, and our ratings were recently affirmed by all three credit agencies. For the third quarter, EBITDA was 2.9 times Interest Expense and our Total Interest Coverage Ratio including capitalized interest was 2.6 times. Debt to market capitalization was 42.5%, and approximately 89% of our assets are unencumbered.

As Ric mentioned, we expect 2004 FFO per share to be between $3.18 and $3.30 per share, with fourth quarter FFO of $0.80 to $0.92 per share. Based on a $0.78 per share run rate in the third quarter (excluding the preferred charge), this represents a $0.02 to $0.14 increase for the fourth quarter. This increase will be achieved by the following: a $0.01 to $0.03 per share improvement in property revenues, a seasonal decline in operating expenses — usually $0.03 — $0.05, with the remainder dependent upon transaction based income. We will provide 2005 guidance in December once property-level and corporate budgets are complete.

At this time I would like to open the call up for questions.

In addition to historical information, this presentation contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which Camden operates, management’s beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Camden Property Trust is a real estate company engaged in the ownership, development, acquisition, management and disposition of multifamily apartment communities. Camden owns interests in and operates 145 properties containing 52,008 apartment homes in the Sunbelt and Midwestern markets from Florida to California. Upon completion of three properties under development, the Company’s portfolio will increase to 53,122 apartment homes in 148 properties.

For additional information, please contact Camden’s Investor Relations Department at (800) 922-6336 or (713) 354-2787 or access our website at http://www.camdenliving.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, Camden and Summit intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAMDEN AND SUMMIT ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Summit with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed with the SEC by Summit by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden and Summit in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.